Report to Shareholders - Third Quarter, 1997

     I am very pleased to report a definitive merger agreement has been finalized with P.T.C. Bancorp. The agreement is consistent with the agreement in principle announced in June. The process of filing with multiple regulators has begun and we now expect the merger to be completed early in 1998.

     We remain confident that the merger will be very beneficial to the shareholders, employees and communities of both organizations. Upon completion, Indiana United will have consolidated assets approaching $650 million, market capitalization of approximately $100 million, and will present an even greater financial force with 29 offices in twelve eastern and southern Indiana counties.

     Net income of $906,250 in the third quarter was $588,661 or 185% above the comparable 1996 period. As reported last year, however, the 1996 third quarter included one time tax effected charges of $474,178 associated with structural changes within the thrift industry, as mandated by Congress. When those non-recurring charges are excluded from last year's earnings, the current period gain was still a robust 14.5%. Earnings per share of $.72 exceeded normalized earnings of the prior year period by $.09 or 14.3% and surpassed reported earnings by $.47 or 188%.

     For the nine months ended September 30, 1997, net income was $2,867,649, compared to $1,798,638 in the similar period in 1996. On a per share basis, earnings of $2.29 exceeded normalized earnings for the first nine months of 1996 by $.51 or 28.7%.

     Earnings continue to reflect solid loan growth, particularly in commercial loans and non-residential consumer loans. Loan quality by all measurements remains comfortably within the highest 5% of latest available peer group averages. Based on our solid core earnings, some low yielding investment securities were sold to support our future net interest margin. The after-tax loss on these sales equaled $.04 per share in the third quarter.

     The comparative year to date performance measurements for the last three years detailed on page two showcase the strong gains we have made in every major category. We expect future comparisons to reflect continued gains.

     The months ahead will give birth to a significant event in our corporate evolution and I am excited about our future. However, we do not intend to relax our growth strategy with the consummation of the P.T.C. Bancorp merger. We remain committed to advancing our market share in the communities we now serve and will aggressively seek to expand into any new markets we believe will enhance shareholder value.

     Every action we take is dedicated to rewarding shareholders, employees and the communities we serve. Thank you for your trust and confidence in our vision.

/s/ Robert E. Hoptry
Robert E. Hoptry
Chairman and President

Financial Highlights - Third Quarter 1997
                                        Three Months Ended       Percent
                                            September 30          Change
EARNINGS                                 1997         1996
Net Income                            $906,250     $317,589        185.4
Net Income Per Share                      0.72         0.25        188.0
Dividends Paid Per Share                  0.26         0.21         23.8

                                         Nine Months Ended
                                            September 30
                                         1997         1996
Net Income                          $2,867,649   $1,798,638         59.4
Net Income Per Share                      2.29         1.40         63.6
Dividends Paid Per Share                   .74          .61         21.3

                                        As of September 30
BALANCE SHEET (In Thousands)             1997         1996
Total Assets                          $342,051     $321,397          6.4
Total Loans                            244,237      215,028         13.6
Total Deposits                         285,760      271,031          5.4
Total Common Equity                     30,084       26,738         12.5

                                         As of September 30
SHARE DATA                               1997         1996
Shares Outstanding                   1,250,897    1,250,897
Book Value                              $24.05       $20.98         14.6
Closing Market Price                    $41.00       $25.75         59.2
Market/Book Ratio                         170%         123%

SHAREHOLDER INFORMATION
The common shares of the Company are listed on the NASDAQ National Market System under the symbol IUBC. In newspaper listings, the Company's shares are frequently listed under IndUtd.

Primary market makers are:
J.J.B. Hilliard / W.L. Lyons, Inc.
NatCity Investments, Inc.
Stifel, Nicolaus & Company, Inc.

GRAPHS

         Key Performance Measurements As of September 30*
         * Excluding one-time thrift charges in 1996.

                                        Year         Percent
Return on Average Common Equity(%)      1995            9.28
                                        1996           11.21
                                        1997           13.39

                                        Year         Percent
Return on Average Assets(%)             1995            0.78
                                        1996            0.97
                                        1997            1.14

                                        Year         Percent
Net Interest Margin(%)                  1995            3.72
                                        1996            3.98
                                        1997            4.13

                                        Year         Percent
Efficiency Ratio(%)                     1995           67.99
                                        1996           61.14
                                        1997           55.32